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                                    [GRAPHIC]

                  DSG INTERNATIONAL   second quarter report

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REVIEW OF OPERATIONS
SECOND QUARTER 2001
AND SIX MONTHS ENDED JUNE 30, 2001

To our Shareholders:

We are pleased to announce our second quarter and first half 2001 results.

DSG INTERNATIONAL POSTS Q2 REVENUE GAIN OF 60.5%
Net loss due primarily to non-recurring factors

Net sales for the quarter increased 60.5% to $82.3 million, compared to $51.3 million for the second quarter last year. Net loss for the quarter was $5.1 million, or $0.76 per share, compared to net income of $700,000, or $0.10 per share, for the same period last year. The loss was due primarily to lower gross margins on finished goods acquired from Drypers North America, increase selling, general and administrative expense and restructuring costs as a result of the Drypers acquisition and foreign exchange losses.

Brandon Wang, Chairman, said, "Even though we incurred a net loss in the quarter, we are extremely satisfied with the quantum leap in revenue growth, which will lead to future profitability. Our run rate has more than doubled in North America and we saw sales in our Southeastern Asia markets increase by 27% over last year."

"Many of the factors that resulted in the loss are temporary or one-time conditions," said Wang. "For instance, the lower margins caused by inventory acquired at net realizable value from Drypers will not be a continuing factor. Much of the selling, general and administrative expense increase, as a percentage of sales, resulted from our integration programs for the Drypers operations. As our efficiencies increase, we should actually see a lower rate of selling, general and administrative expense as a percentage of sales. We do expect additional integration-related charges in the third quarter, which should be the final ones resulting from the acquisition. Overall, we're very pleased with our progress, especially with the dramatic increase in our market presence. We believe DSG International is on plan to restore profitability."

Gross margin for the second quarter was 30.0% compared to 32.1% for the year ago period. Selling, general and administrative expense, as a percentage of sales, increased to 32.2% compared to 29.2% for the same period in 2000. As a result of the financing of the Drypers acquisition, interest expense increased to $2.1 million during the second quarter. The exchange loss of $500,000 was attributed to the fluctuation of Thai, Indonesian and Australian currencies against the U.S. dollar.

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For the six months ended June 30, 2001, net sales were $142.1 million, an increase of 32.6% over the $107.1 million for the first half of 2000. Net loss for the period was $5.2 million, or $0.78 per share, compared to net income of $2.3 million, or $0.34 per share for the same period last year.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia, Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", "Cosifits(R)", "Baby Love(R)", "Babyjoy(R)", "Lullaby(R)", "Cares(R)", "Cuddles(R)", "Super Fan-nies(R)", "Dispo 123(TM)", "Handy(TM)", "Certainty(R)", "Merit(R)" and "Drypers(R)".

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Ltd. filings with the SEC, copies of which may be accessed through the SEC's World Wide Web site at http://www.sec.gov.

September 21, 2001

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STATEMENTS OF OPERATIONS

The Statements of Operations for the three-month and six-month periods ended June 30, 2001 and 2000 are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not ncecessarily indicative of the results for the full year.

STATEMENTS OF OPERATIONS
(in thousands, except earnings per share)


                                       Three months ended     Six months ended
                                             June 30,             June 30,
                                     ----------------------  ------------------
                                       2001          2000      2001      2000
                                     --------      --------  --------  --------
Net sales                            $ 82,310      $ 51,270  $142,114  $107,138
                                     ========      ========  ========  ========
Gross profit                           24,687        16,451    42,933    35,086
Gain on sale of property,
  plant and equipment                       5            10        24        33
Selling, general and
  administrative expense              (26,517)      (14,986)  (43,936)  (30,739)
Restructuring expenses                   (256)           --      (256)       --
                                     --------      --------  --------   -------
Operating income (loss)                (2,081)        1,475    (1,235)    4,380

Interest expense                       (2,105)         (362)   (2,673)     (758)
Exchange loss                            (500)         (256)     (848)     (315)
Other income                                5           160       151       180
                                     --------      --------  --------   -------
Income (loss) before income
  taxes                                (4,681)        1,017    (4,605)    3,487

Provision for income taxes               (372)         (338)     (586)  $(1,027)
Minority interest                         (39)           21        (9)     (157)
                                     ========      ========  ========   =======
Net income loss                      $ (5,092)     $    700  $ (5,200)  $ 2,303

Earnings (losses) per share          $  (0,76)     $   0.10  $  (0.78)  $  0.34
                                     ========      ========  ========   =======
Weighted average number of
  shares outstanding                    6,675         6,675     6,675     6,675
                                     ========      ========  ========   =======

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                       STATEMENTS OF COMPREHENSIVE INCOME
                             (Dollars in thousands)

                                        Three months ended      Six months ended
                                             June 30,                June 30,
                                         2001         2000      2001       2000

Net income (loss)                     $(5,092)       $ 700   $(5,200)    $2,303

Other comprehensive expense
  Foreign currency
    translation adjustments               (21)        (676)   (1,278)    (1,896)
                                      -------        -----   -------     ------

Comprehensive income
  (loss)                              $(5,113)       $  24   $(6,478)    $  407
                                      =======        =====   =======     ======

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                             DSG INTERNATIONAL LTD.
                            17th Floor Watson Centre
                                Kung Yip Street
                                   Kwai Chung
                                   Hong Kong
                              Tel: (852) 2484 4820
                              Fax: (852) 2480 4491